UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form CB
                          TENDER OFFER/RIGHTS OFFERING
                               NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

    Securities Act Rule 801 (Rights Offering)               [ x ]
    Securities Act Rule 802 (Exchange Offer)                [   ]
    Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)     [   ]
    Exchange Act Rule 14d-l(c) (Third Party Tender Offer)   [   ]
    Exchange Act Rule 14e-2(d) (Subject Company Response)   [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)    [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act.

                             Katanga Mining Limited
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                           (Name of Subject Company)

                                      N/A
--------------------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable))

                                    Bermuda
--------------------------------------------------------------------------------
       (Jurisdiction of Subject Company's Incorporation or Organization)

                             Katanga Mining Limited
--------------------------------------------------------------------------------
                      (Name of Person(s) Furnishing Form)

                                 Common Shares
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                     (Title of Class of Subject Securities)

                                   G5221G109
--------------------------------------------------------------------------------
             (CUSIP Number of Class of Securities (if applicable))

                              Puglisi & Associates
                         850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                           Telephone: (302) 738-6680
--------------------------------------------------------------------------------
 (Name, Address (including zip code) and Telephone Number (including area code)
   of Person(s) Authorized to Receive Notices and Communications on Behalf of
                                Subject Company)

                                  May 22, 2009
--------------------------------------------------------------------------------
                 (Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)    Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                 PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

Included with this Form CB is:

     1 Katanga Mining Limited short-form prospectus, dated May 22, 2009 (the "Prospectus");

Item 2. Informational Legends.

All appropriate legends have been included in the Prospectus.

       PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents incorporated by reference into the Prospectus are included as Exhibits with this Form:

       2.1 The annual information form of Katanga Mining Limited dated March 29, 2009 for the fiscal year ended December 31, 2008;

       2.2 The audited consolidated financial statements of Katanga Mining Limited as at and for the financial years ended December 31, 2008 and 2007, together with the auditors' report thereon and the notes thereto;

       2.3 Management's discussion and analysis of Katanga Mining Limited for the financial year ended December 31, 2008 and 2007;

       2.4 The management information circular of Katanga Mining Limited dated December 12, 2008 in connection with Katanga Mining Limited's special general meeting of shareholders held January 12, 2009 to approve the increase in the authorized share capital of Katanga Mining Limited from 300,000,000 Common Shares (as defined in the Prospectus) with a par value of US$0.10 each to 5,000,000,000 Common Shares with a par value of US$0.10 each;

       2.5 The management information circular of Katanga Mining Limited dated April 3, 2009 in connection with Katanga Mining Limited's annual general meeting of shareholders to be held May 6, 2009;

       2.6 The material change report of Katanga Mining Limited dated January 19, 2009 relating to the approval by shareholders of Katanga Mining Limited of the increase in the authorized share capital of Katanga Mining Limited from 300,000,000 Common Shares with a par value of US$0.10 each to 5,000,000,000 Common Shares with a par value of US$0.10 each;

       2.7 The material change report of Katanga Mining Limited dated January 20, 2009 relating to the closing of its US$265.3 million mandatorily convertible secured facility provided by Glencore Finance (Bermuda) Limited ("Glencore");

       2.8 The material change report of Katanga Mining Limited dated May 1, 2009 relating to this rights offering and the US$50 million standby secured bridge facility provided by Glencore;

       2.9 The material change report of Katanga Mining Limited dated May 8, 2009 relating to the settlement of a contractual dispute.

       2.10 The unaudited interim consolidated financial statements of Katanga Mining Limited for the three months ended March 31, 2009 and 2008; and

       2.11 Management's discussion and analysis of Katanga Mining Limited for the three months ended March 31, 2009 and 2008.

                    PART III - CONSENT TO SERVICE OF PROCESS

Filed by Katanga Mining Limited in concurrence with this Form CB is a Form F-X executed by Puglisi & Associates.

                              PART IV - SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       /s/ Nicholas Michael Gairns Brodie
--------------------------------------------------------------------------------
                                  (Signature)

             Nicholas Michael Gairns Brodie, Chief Financial Officer
--------------------------------------------------------------------------------
                                (Name and Title)

                                  May 22, 2009
--------------------------------------------------------------------------------
                                     (Date)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and are being offered in the United States pursuant to Rule 801 under the United States Securities Act of 1933, as amended. See "Plan of Distribution".

The securities offering under this short form prospectus have not been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this short form prospectus. Any representation to the contrary is a criminal offence.

The securities offering under this short form prospectus is only made in the United Kingdom to Qualified Investors, as such term is defined in section 86(7) of Financial Services and Markets Act 2000 as amended and in force in England and Wales ("FSMA"). It is not intended that any action will be taken in respect of this securities offering to cause an offer of transferable securities to be made to the public in the United Kingdom which would require an approved prospectus or the contents of this short form prospectus or any other communication in relation to this securities offering to be approved by the Financial Services Authority pursuant to FSMA.

This short form prospectus and its contents are only intended for distribution in the United Kingdom to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) persons falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Neither this short form prospectus nor any of its contents may be acted or relied upon by persons in the United Kingdom who are not relevant persons. Any investment or investment activity to which this short form prospectus relates is available in the United Kingdom only to relevant persons and will be engaged therein only with the relevant persons.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company Secretary of Katanga Mining Limited at 15 Golden Square, London, England W1F 9JG (telephone: +44 20 7440 5800) and are also available electronically at www.sedar.com.


                              SHORT FORM PROSPECTUS

Rights Offering                                                     May 22, 2009
---------------


                                 US$250,000,119

                Offering of Rights to Subscribe for Common Shares
        Subscription Price: 1.648281 Rights and US$0.35 per Common Share

Katanga Mining Limited ("Katanga" or the "Corporation") is distributing to the holders of its outstanding common shares (the "Common Shares") of record (the "Holders") at the close of business (Toronto time) on June 3, 2009 (the "Record Date") one right (a "Right") for each Common Share held, which, based on 206,320,802 Common Shares outstanding (being the number of Common Shares outstanding on May 21, 2009, plus 971,023,329 Common Shares to be issued to the lenders on the exchange of their participation in the Facility (as defined herein) prior to the Record Date) would entitle Holders to subscribe for an aggregate of approximately 714,286,053 Common Shares (the "Offering"). This short form prospectus qualifies for distribution the Rights, the Common Shares issuable upon exercise of the Rights, the Standby Shares and the Standby Fee Shares (as such terms are defined herein).

The Rights are evidenced by transferable certificates in registered form (the "Rights Certificates"). Each Holder is entitled to one Right for each Common Share held on the Record Date. For every 1.648281 Rights held the holder will be entitled to subscribe for one Common Share (the "Basic Subscription Privilege") of the Corporation at a price of US$0.35 per Common Share (the "Subscription Price") prior to 5:00 p.m. (Toronto time) (the "Expiry Time") on June 26, 2009 (the "Expiry Date"). No fractional Common Shares will be issued. RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME WILL BE VOID AND OF NO VALUE. Holders who exercise their Rights in full are entitled to subscribe for additional Common Shares (the "Additional Shares"), if available, pursuant to an additional subscription privilege (the "Additional Subscription Privilege"). See "Description of Offered Securities -- Additional Subscription Privilege".

                                                            Offering Price           Proceeds to the Corporation(1)(2)
                                                            --------------           ---------------------------------
Per Common Share.......................................         US$0.35                           US$0.35
Total..................................................     US$250,000,119                    US$250,000,119

(1) Before deducting the expenses of the Offering, estimated to be approximately US$2.8 million, which will be paid from the proceeds of the Offering.

(2) If additional Common Shares are issued prior to the Record Date pursuant to the exercise or exchange of outstanding Warrants (as defined herein) or options, additional Rights will be issued and may be exercised, increasing the proceeds of the Offering. Notwithstanding the potential increase in the number of Rights issuable under the Offering, the Standby Commitment (as defined herein) ensures gross proceeds of the Offering of at least US$250 million and not any potential increased amount.

The offer and distribution of the Rights, as well as the Common Shares issuable upon the exercise of the Rights, the Standby Shares and the Standby Fee Shares, is qualified in the Eligible Jurisdictions (as defined herein) by this short form prospectus. The Rights will be listed on the Toronto Stock Exchange ("TSX") under the symbol "KAT.RT" and will be posted for trading on the TSX until 12:00 noon (Toronto time) on the Expiry Date at which time they will be halted from trading. The TSX has approved the listing of the Common Shares issuable upon the exercise of the Rights, the Standby Shares and the Standby Fee Shares. The approval of such listing is subject to the Corporation fulfilling all of the listing requirements of the TSX. The currently outstanding Common Shares are listed and posted for trading on the TSX under the symbol "KAT". On May 21, 2009, the closing price for the Common Shares on the TSX was C$0.87 (US$0.7622, based upon the Bank of Canada noon spot rate on May 21, 2009).

Equity Transfer & Trust Company (the "Subscription Agent"), at its principal office in the City of Toronto, Ontario (the "Subscription Office"), is the subscription agent for this Offering. See "Description of Offered Securities -- Subscription and Transfer Agent".

For Common Shares held through a securities broker or dealer, bank or trust company, or other participant (a "CDS Participant") in the book based system administered by CDS Clearing and Depository Services Inc. ("CDS"), a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber's Rights prior to the Expiry Time on the Expiry Date, along with payment for the number of Additional Shares requested. Any excess funds will be returned by mail or credited to the subscriber's account with its CDS Participant without interest or deduction. Subscriptions for Common Shares made through a CDS Participant are irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. CDS Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Date. See "Description of Offered Securities -- Rights Certificate -- Common Shares Held Through CDS".

For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled will be mailed with a copy of this short form prospectus to each registered Holder with an address of record in an Eligible Jurisdiction as of the close of business on the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this short form prospectus. All exercises of Rights are irrevocable and subscribers will be unable to withdraw their subscriptions once submitted. See "Description of Offered Securities -- Rights Certificate -- Common Shares Held in Registered Form".

If a Holder does not exercise its Rights, then such Holder's current percentage ownership in the Corporation will be diluted as a result of the exercise of Rights by other Holders.

This short form prospectus qualifies the offer and distribution of the Rights, as well as the Common Shares issuable upon exercise of the Rights, the Standby Shares and the Standby Fee Shares in each province and territory of Canada (the "Eligible Jurisdictions"). The Rights as well as the Common Shares issuable upon the exercise of the Rights, the Standby Shares and the Standby Fee Shares are not being offered or distributed to Holders (other than Eligible U.S. Holders (as defined herein)) in any jurisdiction other than the Eligible Jurisdictions (an "Ineligible Jurisdiction") and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an "Ineligible Holder"). "Eligible U.S. Holder" means a Holder resident in a U.S. state or other U.S. jurisdiction to whom the Corporation is satisfied, in its sole discretion, that the Rights, as well as the Common Shares issuable upon exercise of the Rights, may be offered or delivered in reliance upon available exemptions from the registration or qualification requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the securities laws of the relevant U.S. state or other U.S. jurisdiction, or on a basis otherwise determined to be acceptable to the Corporation in its sole discretion, and without subjecting the Corporation to any registration, reporting or similar requirements (without limitation of the foregoing, an "Eligible U.S. Holder" shall include any Holder who is a resident of the United States and who qualifies as an exempt institutional investor within the meaning of the securities laws and regulations of his, her or its respective U.S. jurisdiction).

This short form prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction (other than an offering thereof to Eligible U.S. Holders) or a solicitation of an offer to buy any securities in any Ineligible Jurisdiction (other than a solicitation thereof from Eligible U.S. Holders). Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction (other than to Eligible U.S. Holders who do not have an address of record in Arizona, Arkansas, California, Georgia, Minnesota, Oregon or Wisconsin). Instead, such Ineligible Holders will be sent the final short form prospectus together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. Notwithstanding the foregoing, no Rights Certificates will be issued, nor will a copy of the final short form prospectus be mailed to Holders with an address of record in Arizona, Arkansas, California, Georgia, Minnesota, Oregon or Wisconsin or to shareholders that hold their Common Shares through a securities broker or dealer, bank or trust company or other participant (a "DTC Participant") in the Depository Trust & Clearing Corporation ("DTC") (other than those who hold through CREST, who will be treated as Ineligible Holders with an address of record in a jurisdiction outside of the United States). Instead, such Holders will be sent a separate letter informing them that the Offering has occurred and that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent and/or CDS, depending upon how they hold their Common Shares, and if they determine they may qualify as an Eligible U.S. Holder or an Approved Eligible Holder (as defined herein), they should contact the Subscription Agent or the Corporation and his or her legal advisors in addition to contacting their DTC Participant to determine how Rights may be exercised. See "Description of Offered Securities -- Ineligible Holders".

Under a transaction agreement dated April 27, 2009 (the "Transaction Agreement"), Glencore Finance (Bermuda) Limited ("Glencore") agreed, subject to certain terms and conditions, to subscribe for such number of Common Shares (the "Standby Shares") at the conclusion of the Offering as is necessary to ensure that Katanga raises gross proceeds of at least US$250 million under the Offering (the "Standby Commitment"). Pursuant to a deed of novation dated May 22, 2009 among Katanga, Glencore and Jangleglade Limited (the "Standby Purchaser"), a wholly-owned subsidiary of Glencore International AG and an affiliate of Glencore, the parties have agreed to novate all of Glencore's rights and obligations under the Transaction Agreement to the Standby Purchaser, and Glencore has agreed to guarantee the obligations of the Standby Purchaser under the Transaction Agreement. The Standby Purchaser and Glencore have agreed to exchange their respective participations in the Facility for Common Shares in accordance with the terms of the Facility prior to the Record Date. In addition, the Standby Purchaser and Glencore have agreed that they will, in respect of all the Rights they are issued, exercise their respective Basic Subscription Privileges to acquire Common Shares relating to such Rights (the "Basic Entitlement Shares") not later than three business days after mailing of the final short form prospectus relating to the Offering. As promptly as practicable following such exercise, the Standby Purchaser, Glencore and Katanga have agreed to hold a closing (the "Early Liquidity Closing") pursuant to which the Standby Purchaser and Glencore will pay for their respective Basic Entitlement Shares and the Corporation will immediately issue the Basic Entitlement Shares to the Standby Purchaser and Glencore.

In consideration of the Standby Purchaser providing the Standby Commitment, the Standby Purchaser is entitled to a fee at closing of the Offering equal to 4% of the amount by which US$250 million exceeds the gross proceeds received by Katanga from the Standby Purchaser and Glencore pursuant to the Early Liquidity Closing (such amount anticipated to be approximately US$3.1 million -- see "Effect of the Offering on Katanga"). The fee is payable by the issuance of new Common Shares to the Standby Purchaser calculated by reference to a per Common Share price of US$0.8284, the five day volume weighted average price of the Common Shares on the TSX as of May 21, 2009, converted into US dollars based upon the Bank of Canada noon spot rate on May 21, 2009 (the "Standby Fee Shares"), which will result in approximately 3,750,229 Standby Fee Shares being issued to the Standby Purchaser. This short form prospectus qualifies the distribution of the Standby Fee Shares to the Standby Purchaser. See "Standby Commitment".

Neither Glencore nor the Standby Purchaser is engaged as an underwriter in connection with the Offering and neither has been involved in the preparation of, or performed any review of, this short form prospectus in the capacity of an underwriter.

There are risks associated with an investment in Common Shares. See the risk factors set forth under "Risk Factors" for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Common Shares.

The Corporation is incorporated, continued or otherwise organized under the laws of Bermuda, a foreign jurisdiction. Although the Corporation has appointed Cassels Brock & Blackwell LLP as its agent for service of process in the Province of Ontario it may not be possible for investors to enforce on judgments obtained in Canada against the Corporation.

The Corporation's registered and head office is located at Canon's Court, 22 Victoria Street, Hamilton, HMEX, Bermuda.

Special Note to United States Holders of Common Shares

This Offering is for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements incorporated by reference into this short form prospectus have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

Shareholders in the United States should be aware that the ownership and disposition of the Rights and Common Shares issuable upon the exercise of Rights by them as described herein may have tax consequences both in the United States and Canada. Such shareholders are encouraged to consult their tax advisors in that regard.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION.................   1
FINANCIAL, CURRENCY AND EXCHANGE RATE INFORMATION..........................   2
SUMMARY....................................................................   3
DOCUMENTS INCORPORATED BY REFERENCE........................................   7
RECENT DEVELOPMENTS........................................................   8
DESCRIPTION OF THE BUSINESS OF THE CORPORATION.............................  12
USE OF PROCEEDS............................................................  13
DESCRIPTION OF OFFERED SECURITIES..........................................  13
PLAN OF DISTRIBUTION.......................................................  21
STANDBY COMMITMENT.........................................................  21
DESCRIPTION OF THE SHARES..................................................  23
PRIOR SALES................................................................  23
TRADING PRICE AND VOLUME...................................................  24
INTENTIONS OF DIRECTORS AND OFFICERS WITH RESPECT TO THE OFFERING..........  24
RISK FACTORS...............................................................  24
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS.................................  26
ELIGIBILITY FOR INVESTMENT.................................................  28
CONSOLIDATED CAPITALIZATION................................................  28
INTEREST OF EXPERTS........................................................  28
AUDITORS, TRANSFER AGENT AND REGISTRAR.....................................  29
PURCHASERS' RIGHTS OF WITHDRAWAL AND RESCISSION............................  29
AUDITORS' CONSENT.......................................................... A-1
CERTIFICATE OF THE CORPORATION............................................. C-1

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This short form prospectus contains "forward-looking information" within the meaning of applicable Canadian legislation, concerning the business, operations and financial performance and condition of Katanga. Forward-looking information includes, but is not limited to statements with respect to the anticipated dilution of Holders that do not participate in the Offering; statements with respect to anticipated developments in Katanga's operations in future periods; planned exploration activities; the adequacy of Katanga's financial resources and other events or conditions that may occur in the future; estimated production; the ability of Katanga to continue to create value for its shareholders; the ability of Katanga to meet expected financing requirements and to continue as a going concern; the future price of copper and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; completion and commissioning of the new roaster at the Luilu plant and the effect thereof on production; capital expenditures; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; information concerning the interpretation of drill results; success of exploration activities; environmental risks; unanticipated reclamation expenses; title disputes or claims; the negotiation of a new joint venture agreement in relation to the operations of Katanga's subsidiaries in the DRC (as defined herein); and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled estimates", "forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases or statement that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur", or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Katanga to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: unexpected events during construction, expansion and start-up; variations in ore grade and tonnes mined; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; political unrest and insurrection; acts of terrorism; accidents, labor disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed herein or referred to in the Annual Information Form (as defined herein) and MD&A (as defined herein) incorporated by reference herein, filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Katanga has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Katanga does not undertake to update any forward-looking statements that are incorporated herein, except in accordance with applicable securities laws.

                FINANCIAL, CURRENCY AND EXCHANGE RATE INFORMATION

         The consolidated financial statements of the Corporation incorporated by reference in this short form prospectus are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

         Unless otherwise indicated, all references to "C$" or "dollars" in this short form prospectus refer to Canadian dollars. References to "US$" in this short form prospectus refer to United States dollars. The following table sets out (1) the high and low rate of exchange during those periods, (2) the average rate of exchange during those periods, and (3) the rate of exchange for one Canadian dollar in effect at the end of each of the following periods, each based on the noon spot rate published by the Bank of Canada.

                                                      Year Ended December 31,
                                                      -----------------------
                                                     2006      2007      2008
                                                     (US$)     (US$)     (US$)
                                                     -----     -----     -----
High................................................. 0.9099    1.0905    1.0289
Low.................................................. 0.8528    0.8437    0.7711
Average.............................................. 0.8817    0.9304    0.9381
Year End............................................. 0.8581    1.0120    0.8166

         The noon spot rate on May 21, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.8761.

                                     SUMMARY

         The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this short form prospectus. Certain terms used in this summary and in this short form prospectus are defined elsewhere herein.

Issuer:              Katanga Mining Limited.
Offering:            Rights to subscribe for up to approximately 714.3 million
                      Common Shares. If additional Common Shares are issued
                      prior to the Record Date pursuant to the exercise or
                      exchange of outstanding Warrants or options, additional
                      Rights will be issued. Each Holder on the Record Date will receive one Right for each Common Share held. For every
                      1.648281 Rights held the holder will be entitled to
                      subscribe for one Common Share.
Record Date:         June 3, 2009.
Expiry Date:         June 26, 2009.
Expiry Time:         5:00 p.m. (Toronto time) on the Expiry Date. Rights not
                      exercised before the Expiry Time on the Expiry Date will
                      be void and have no value.
Subscription Price:  The Subscription Price per Common Share will be equal to
                      US$0.35.
                     The Subscription Price is payable in United States funds by certified cheque, bank draft or money order drawn to the
                      order of the Subscription Agent. In the case of
                      subscription through a CDS Participant, the Subscription
                      Price is payable by certified cheque, bank draft or money
                      order drawn to the order of such CDS Participant, by
                      direct debit from the subscriber's brokerage account or by electronic funds transfer or other similar payment
                      mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription
                      and must be received by the Subscription Agent at the
                      Subscription Office prior to the Expiry Time on the Expiry
                      Date. Accordingly, a subscriber subscribing through a CDS
                      Participant must deliver its payment and instructions
                      sufficiently in advance of the Expiry Date to allow the
                      CDS Participant to properly exercise the Rights on its
                      behalf.
Net Proceeds:        Approximately US$247.2 million, after deduction of the
                      estimated expenses of the Offering of approximately US$2.8 million, and assuming exercise in full of the Rights or
                      purchase of Standby Shares to the extent the Rights are
                      unexercised. If additional Common Shares are issued prior
                      to the Record Date pursuant to the exercise or exchange of outstanding Warrants or options, additional Rights will be issued and may be exercised, increasing the proceeds of
                      the Offering. Notwithstanding the potential increase in
                      the number of Rights issuable under the Offering, the
                      Standby Commitment ensures gross proceeds of the Offering
                      of at least US$250 million and not any potential increased amount.
Basic Subscription   For every 1.648281 Rights held the holder will be entitled
 Privilege:           to subscribe for one Common Share upon payment of the
                      Subscription Price. No fractional Common Shares will be
                      issued. See "Description of Offered Securities -- Basic
                      Subscription Privileges".
Additional           Holders of Rights who exercise in full the Basic
 Subscription         Subscription Privilege for their Rights are also entitled
 Privilege:           to subscribe for Additional Shares, if any, not otherwise
                      subscribed for by other Holders pursuant to their Basic
                      Subscription Privilege. See "Description of Offered
                      Securities -- Additional Subscription Privilege".
Exercise of Rights:  For each Holder with an address of record in an Eligible
                      Jurisdiction or who is an Eligible U.S. Holder whose Common Shares are held in registered form, a Rights
                      Certificate representing the total number of Rights to which such Holder is entitled as at the Record Date will be mailed with a copy of this short form prospectus to each such Holder. In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "Description of Offered Securities -- How to Complete the
                      Rights Certificate". For Common Shares held through a CDS
                      Participant, a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant. CDS
                      Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.

Holders in Ineligible Jurisdictions: This Offering is made only in the Eligible
                                      Jurisdictions and to Eligible U.S.
                                      Holders. Accordingly, neither a
                                      subscription under the Basic Subscription
                                      Privilege nor under the Additional
                                      Subscription Privilege will be accepted
                                      from any person, or such person's agent,
                                      who appears to be, or who the Corporation
                                      has reason to believe is an Ineligible
                                      Holder, except that the Corporation may
                                      accept subscriptions in certain
                                      circumstances from Approved Eligible
                                      Holders and Eligible U.S. Holders.
                                     Rights Certificates will not be issued and
                                      forwarded by the Corporation to Ineligible
                                      Holders who are not Approved Eligible
                                      Holders or Eligible U.S. Holders.
                                      Ineligible Holders will be presumed to be
                                      resident in the place of their registered
                                      address unless the contrary is shown to
                                      the satisfaction of the Corporation and
                                      shareholders that hold their Common Shares
                                      through a DTC Participant in DTC will be
                                      presumed to be Ineligible Holders.
                                      Ineligible Holders with an address of
                                      record in any jurisdiction (except for
                                      shareholders with an address of record in
                                      Arizona, Arkansas, California, Georgia,
                                      Minnesota, Oregon or Wisconsin, or who
                                      hold their Common Shares through a DTC
                                      Participant in DTC other than CREST) will
                                      be sent this short form prospectus
                                      together with a letter advising them that
                                      their Rights Certificates will be issued
                                      to and held on their behalf by the
                                      Subscription Agent. The letter will also
                                      set out the conditions required to be met,
                                      and procedures that must be followed by
                                      Ineligible Holders wishing to participate
                                      in the Offering. Ineligible Holders with
                                      an address of record in Arizona, Arkansas,
                                      California, Georgia, Minnesota, Oregon or
                                      Wisconsin and shareholders that hold their
                                      Common Shares through a DTC Participant in
                                      DTC (other than those who hold through
                                      CREST, who will be treated as Ineligible
                                      Holders with an address of record in a
                                      jurisdiction outside of the United States)
                                      will not be issued a Rights Certificate,
                                      nor will a copy of the final short form
                                      prospectus be mailed to them. Instead,
                                      they will receive a separate letter that
                                      will inform them that the Offering has
                                      occurred and that either their Rights
                                      Certificates will be held and sold for the
                                      benefit of such Ineligible Holders by the
                                      Subscription Agent in accordance with the
                                      section "Description of Offered Securities
                                      -- Ineligible Holders" or their Rights are
                                      included in the Rights Certificate being
                                      held by CDS and they should contact their
                                      DTC Participant. If, upon the receipt of
                                      such letter, a holder determines that he
                                      or she may qualify as an Eligible U.S.
                                      Holder or an Approved Eligible Holder, he
                                      or she should contact the Subscription
                                      Agent or the Corporation and his or her
                                      legal advisors in addition to contacting
                                      the DTC Participant, if applicable, to
                                      determine how Rights may be exercised.
                                     The Subscription Agent will hold the Rights
                                      issued in respect of Common Shares held of
                                      record or through DTC (other than those
                                      held by DTC through CDS) by Ineligible
                                      Holders in the preceding paragraph until
                                      5:00 p.m. (Toronto time) on June 16, 2009
                                      in order to provide Ineligible Holders an
                                      opportunity to satisfy the Corporation
                                      that the issue of Common Shares pursuant
                                      to the exercise of Rights will not be in
                                      violation of the laws of the applicable
                                      jurisdiction and, for U.S. holders (as
                                      such term is defined in Rule 800
                                      promulgated under the 1933 Act), that such
                                      holders are Eligible U.S. Holders.
                                      Following such date, the Subscription
                                      Agent, for the account of such registered
                                      Ineligible Holders (other than Eligible
                                      U.S. Holders and Approved Eligible Holders
                                      who elect to exercise their Rights), will,
                                      prior to the Expiry Time on the Expiry
                                      Date, attempt to sell the Rights of such
                                      registered Ineligible Holders represented
                                      by Rights Certificates in the possession
                                      of the Subscription Agent, on a reasonable
                                      best efforts basis, on such date or dates
                                      and at such price or prices as the
                                      Subscription Agent determines in its sole
                                      discretion.
                                     The Subscription Agent will endeavour to
                                      effect sales of Rights, on a reasonable
                                      best efforts basis, on the open market and
                                      any proceeds received by the Subscription
                                      Agent with respect to the sale of Rights
                                      net of brokerage fees and costs incurred
                                      and, if applicable, the Canadian tax
                                      required to be withheld, will be divided
                                      on a pro rata basis among such registered
                                      Ineligible Holders and delivered by
                                      mailing cheques (in United States funds)
                                      therefor as soon as practicable to such
                                      registered Ineligible Holders at their
                                      addresses recorded on the books of the
                                      Corporation. See "Description of Offered
                                      Securities -- Ineligible Holders".
Standby Commitment:                  Under the Transaction Agreement, the
                                      Standby Purchaser will act as a standby
                                      purchaser to purchase, at the Subscription
                                      Price, all Common Shares that are not
                                      otherwise subscribed for under the Basic
                                      Subscription Privilege or the Additional
                                      Subscription Privilege, up to an aggregate subscription price of US$250 million and subject to certain other limitations. Neither Glencore nor the Standby Purchaser is engaged as an underwriter in connection with the Offering and neither has been involved in the preparation of, or performed any review of, this short form prospectus in the capacity of an underwriter. The Transaction Agreement (as novated) may be terminated by the Standby Purchaser or the Corporation in certain circumstances.
                                     In consideration of the Standby Purchaser
                                      providing the Standby Commitment, the
                                      Standby Purchaser is entitled to a fee at closing of the Offering equal to 4% of the amount by which US$250 million exceeds the gross proceeds received by Katanga from the Standby Purchaser and Glencore pursuant to the Early Liquidity Closing (such amount anticipated to be approximately US$3.1 million -- see "Effect of the Offering on Katanga"). The fee is payable by the issuance of the Standby Fee Shares, being the new Common Shares issued to the Standby Purchaser, calculated by reference to a per Common Share price of US$0.8284, the five day volume weighted average price of the Common Shares on the TSX as of May 21, 2009, converted into US dollars based upon the Bank of Canada noon spot rate on May 21, 2009, which will result in approximately 3,750,229 Standby Fee Shares being issued to the Standby Purchaser. See "Standby Commitment".

Intention of Standby         Under the Transaction Agreement (as novated), the
 Purchaser to Exercise        Standby Purchaser and Glencore have agreed to
 Rights:                      exchange their respective participations in the
                              Facility prior to the Record Date and consequently
                              the Standby Purchaser will become an insider of
                              the Corporation. Pursuant to the Transaction
                              Agreement (as novated), the Standby Purchaser and
                              Glencore have also agreed that they will exercise
                              their respective Basic Subscription Privileges in
                              full and may, in their sole discretion, also
                              exercise their respective Additional Subscription
                              Privileges. Furthermore, the Standby Purchaser has
                              agreed to subscribe for and purchase the Standby
                              Shares in accordance with the terms of the
                              Transaction Agreement (as novated). See
                              "Description of Offered Securities -- Intention of
                              Standby Purchaser to Exercise Rights".
Use of Proceeds:             The Corporation intends to use the net proceeds of
                              the Offering, over the period ending December 31,
                              2010, to repay the Bridge Loan, to fund completion
                              of Phase 2 of the Project (as defined herein) and
                              development of the Kamoto Mine and KOV Pit as
                              provided in the Combined Technical Report (as
                              defined in the Annual Information Form
                              incorporated by reference herein), make the pas de
                              porte payments to Gecamines, and for working
                              capital, including the ramp up of production, and
                              general corporate purposes. See "Use of Proceeds".
Listing and Trading:         The Rights will be listed on the TSX under the
                              symbol "KAT.RT" and will be posted for trading on
                              the TSX until 12:00 noon (Toronto time) on the
                              Expiry Date at which time they will be halted from
                              trading. The TSX has approved the listing of the
                              Common Shares issuable upon the exercise of the
                              Rights, the Standby Shares and the Standby Fee
                              Shares. The approval of such listing is subject to
                              the Corporation fulfilling all of the listing
                              requirements of the TSX.
Managing or Soliciting       There is no managing or soliciting dealer for the
 Dealer:                      Offering. See "Plan of Distribution".
Risk Factors:                An investment in Common Shares is subject to a
                              number of risk factors. See "Risk Factors".

                       DOCUMENTS INCORPORATED BY REFERENCE

         Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Company Secretary of the Corporation at 15 Golden Square, London, England W1F 9JG (telephone: +44 20 7440
5800) and are also available electronically at www.sedar.com.

         The following documents, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Corporation is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

         (a) the annual information form (the "Annual Information Form") of the Corporation dated March 29, 2009 for the fiscal year ended December 31, 2008;

         (b) the audited consolidated financial statements of the Corporation as at and for the financial years ended December 31, 2008 and 2007, together with the auditors' report thereon and the notes thereto;

         (c) management's discussion and analysis (the "MD&A") of the Corporation for the financial year ended December 31, 2008 and 2007;

         (d) the management information circular of the Corporation dated December 12, 2008 in connection with the Corporation's special general meeting of shareholders held January 12, 2009 to approve the increase in the authorized share capital of the Corporation from 300,000,000 Common Shares with a par value of US$0.10 each to 5,000,000,000 Common Shares with a par value of US$0.10 each;

         (e) the management information circular of the Corporation dated April 3, 2009 in connection with the Corporation's annual general meeting of shareholders to be held May 6, 2009;

         (f) the material change report of the Corporation dated January 19, 2009 relating to the approval by shareholders of the Corporation of the increase in the authorized share capital of the Corporation from 300,000,000 Common Shares with a par value of US$0.10 each to 5,000,000,000 Common Shares with a par value of US$0.10 each;

         (g) the material change report of the Corporation dated January 20, 2009 relating to the closing of its US$265.3 million mandatorily convertible secured facility provided by Glencore;

         (h) the material change report of the Corporation dated May 1, 2009 relating to the US$50 million standby secured bridge facility (the "Bridge Loan") provided by Glencore and the Offering;

         (i) the material change report of the Corporation dated May 8, 2009 relating to the settlement of a contractual dispute (the "May 8, 2009 Material Change Report");

         (j) the unaudited interim consolidated financial statements for the three months ended March 31, 2009 and 2008; and

         (k) the MD&A of the Corporation for the three months ended March 31, 2009 and 2008.

         Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

         Any document of the type required to be incorporated into the short form prospectus by Item 11.1 of Form 44-101F1 -- Short Form Prospectus (excluding confidential material change reports and excluding those portions of documents that are not required pursuant to National Instrument 44-101 -- Short Form Prospectus Distributions to be incorporated by reference herein) filed by the Corporation after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus. Copies of the documents incorporated by reference may be obtained without charge from the Company Secretary of the Corporation at the above-mentioned address and telephone number and are also available electronically at www.sedar.com. Information on the Corporation's website does not constitute a part of this short form prospectus.

                               RECENT DEVELOPMENTS

Background to the Offering

         As previously disclosed, Katanga has experienced serious financial difficulties since at least the third quarter of 2008. These financial difficulties were precipitated by a number of factors including:

       (a) in early 2007, the Government of the Democratic Republic of the Congo ("DRC") announced a review of 61 mining contracts in the DRC, a process that continued through into 2009. The uncertainty created by the review process is one of the reasons Katanga had to seek alternative financing which was ultimately provided by Glencore in November 2007 in the form of a US$150 million exchangeable credit facility. The Government's review of Katanga's joint venture contract was completed during the first quarter of 2009. Katanga has agreed in principle the terms of the merged joint venture contract, and discussions have commenced in relation to the finalization of that contract. Discussions are also ongoing in relation to the determination of the necessary surfaces for the proper operation of the current activities of the merged joint venture company, as described in the press release dated 31 March 2009;

       (b) financial and credit markets have seen a significant decline in liquidity and interest. This decline, combined with the political and country risk associated with operations in the DRC, made it extremely difficult for the Corporation to obtain equity or debt financing;

       (c) from January to mid-July 2008, copper and cobalt were trading above levels of US$3.40/lb and US$40/lb, respectively. As a result of the decline in the financial and credit markets described above and the negative impact of that decline on consumer demand, the price for both copper and cobalt dramatically declined from July 2008 and ended 2008 at approximately US$1.35/lb and US$12/lb, respectively. Copper and cobalt prices have and will have a significant impact on the revenues generated by the Corporation during 2008 and 2009;

       (d) as a result of the decline in cobalt prices, operation of the Kolwezi Concentrator ceased in November 2008 and no cobalt concentrate has been produced at the Tilwezembe Open Pit and Kolwezi Concentrator since November 2008 as it was uneconomical to continue production at the prevailing cobalt prices. This has had a negative impact on the cash available to Katanga; and

       (e) in November 2008, there was a transformer fire at the Luilu Plant. This resulted in no production at the Luilu Plant for three weeks, which had a negative impact on Katanga's revenue.

         Since November 2008, Katanga has made diligent and concerted efforts to obtain funding commitments from new, unrelated investors in order to ensure its continued solvency and allow it to execute its development program, including an active process conducted by its financial advisor, Credit Suisse Securities (Europe) Limited. The lengthy DRC Government review process continued to create uncertainty with respect to the property interests of Katanga and Katanga believes it was a significant factor limiting the availability of project and/or debt financing and discouraging potential strategic investors from considering an investment in Katanga.

         On January 12, 2009, Glencore provided an additional US$100 million in debt financing to Katanga through the amendment and restatement of its existing US$150 million exchangeable credit facility (as amended, the "Facility"). Although third parties and major shareholders were provided with the opportunity to purchase participations in the Facility, only RP Explorer Master Fund ("RP Explorer"), RP Partners Fund ("RP Partners"), each being an affiliate of the other, and Lora Enterprises Limited ("Lora") (also an entity related to Cosaf Limited, a corporation related to RP Explorer and RP Partners), elected to purchase a portion of the Facility (effective February 9, 2009). A portion of the amount advanced by Lora was transferred to Glencore which in turn granted the Call Option (as defined herein) in respect of the transferred participation to Ellesmere Global Limited, an affiliate of Lora. This funding allowed Katanga to meet its immediate financing requirements for its revised production plan through the first quarter of 2009. Katanga required an additional amount of approximately US$250 million during the first six months of 2009 in order to complete the restructuring of its financial position and development program.

         Katanga continued its efforts over this period to raise the additional US$250 million and made approaches to a total of 12 potential investors. In order to address interim funding requirements pending the consideration of a transaction with one or more of these investors, Katanga approached Glencore to provide interim financing in the form of a bridge facility. Over the course of the negotiations and, in the absence of the receipt of any acceptable offers from third parties to provide the required US$250 million to the Corporation, negotiations expanded to include the provision of a US$250 million equity investment by Glencore.

         On March 18, 2009, Katanga established a special committee (the "Special Committee") comprised of Terry Robinson and Robert Wardell, being independent directors who were not appointed pursuant to relationship agreements with major shareholders, to consider offers to provide financing to the Corporation, and, specifically, the equity proposal received from Glencore. Negotiations with Glencore were conducted by independent members of senior management, its financial advisor and its legal advisors, Norton Rose LLP and Cassels Brock & Blackwell LLP, overseen by the Special Committee, and the Special Committee reported back only to unconflicted directors. The Special Committee, independent members of management, legal advisors and the financial advisor actively negotiated with Glencore in respect of the terms of the proposed transaction. As a result of these negotiations, Glencore agreed to provide a Standby Commitment in respect of the Offering to ensure that Katanga raised gross proceeds of at least US$250 million and to provide a bridge loan in the amount of US$50 million to provide interim funding to ensure Katanga's continued solvency.

         The Special Committee and the board of directors of Katanga considered a number of factors in approving the proposed Offering, the Standby Commitment and the Bridge Loan, including the following:

         (a) the fact that the Corporation was in severe financial distress and had an immediate need for committed funding in the amount of approximately US$50 million in order to pay current obligations and fund ongoing operations, which was addressed by the Bridge Loan;

         (b) the fact that the Corporation requires a total of US$250 million in financing in order to ensure its continued solvency and successful completion of Phase 2 of the Kamoto/Dima mining project (the "Project") and ramp-up of production, which was addressed by the Offering and the Standby Commitment;

         (c) that, in order to continue trading, the board of directors of Katanga had to be convinced that both the interim and long-term funding through to the completion of Phase 2 of the Project are certain and will be available when required. Glencore's commitment to provide the Bridge Loan and to complete the early exercise of its Rights in connection with the Offering provides that certainty;

         (d) that a broad market canvass conducted by Katanga's financial advisor over a period of six months has failed to identify any other potential investors that are prepared to make a firm proposal to provide financing on terms that are as certain as those provided by Glencore;

         (e) that shareholders will be entitled to preserve their pro rata interest in the Corporation through the exercise of Rights;

         (f) that shareholders who wish to increase their shareholding in the Corporation will be able to do so via their exercise of the Additional Subscription Privilege, assuming that all of the Rights are not exercised; and

         (g) that the provision of the Standby Commitment by the Standby Purchaser ensures the Corporation will raise at least US$250 million which will, in turn, cause the Facility to be mandatorily exchanged into Common Shares, thereby reducing the amount of debt on the Corporation's balance sheet.

         On April 27, 2009, the Corporation and Glencore entered into the Transaction Agreement which provided that the Corporation would undertake the Offering, that Glencore would exchange its participation in the Facility, that Glencore would exercise its Basic Subscription Privilege within three business days after the mailing of the final short form prospectus to registered Holders and that Glencore would provide the Standby Commitment on the terms set forth herein. Also, on April 27, 2009, Glencore and the Corporation entered into a Standby Secured Bridge Facility Agreement, pursuant to which the Corporation's subsidiaries, Katanga Mining Finance Limited and Kamoto Copper Company SARL, may draw (subject to the conditions thereof) two standby secured bridge facilities in an aggregate amount of up to US$50 million from Glencore. The Bridge Loan may be drawn as needed in accordance with an agreed cash flow forecast to fund (together with other cash available to Katanga and its subsidiaries (the "Group")) the cash flow requirements of the Group from the start of the availability period until June 30, 2009. The Bridge Loan bears an aggregate interest rate of 8% per year and is repayable in full on June 30, 2009. The Bridge Loan will be repaid out of the proceeds of the Early Liquidity Closing. As of May 22, 2009, Katanga's subsidiaries have drawn approximately US$24.3 million under the Bridge Loan.

         On May 22, 2009, Katanga, Glencore and the Standby Purchaser, an affiliate of Glencore, entered into a deed of novation pursuant to which the parties agreed to novate all of Glencore's rights and obligations under the Transaction Agreement to the Standby Purchaser and Glencore agreed to guarantee the obligations of the Standby Purchaser under the Transaction Agreement. Additionally, on the same date, Glencore and the Standby Purchaser entered into various assignment and transfer agreements pursuant to which Glencore transferred all of the Common Shares held by it (being 17,583,369 Common Shares) to the Standby Purchaser, and assigned a portion of its loan participation under the Facility Agreement and its corresponding rights and obligations to exchange such loan participation into Common Shares. The amount of Glencore's loan participation in the Facility assigned to the Standby Purchaser is equal to US$201.5 million principal amount, together with any interest that has accrued on such amount and not yet been paid or capitalised. The remaining US$16 million participation in the Facility (plus any accrued interest thereon), which is subject to a call option -- see "Effect of Offering on Katanga" below -- remains with Glencore.

         On May 22, 2009, each of the remaining lenders under the Facility other than Glencore, being RP Explorer, RP Partners and Lora, provided a notice of exchange in respect of their respective participations in the Facility. Pursuant to these notices of exchange, each of these lenders have irrevocably elected to exchange in full their respective participations in the Facility into Common Shares prior to the Record Date.

Effect of the Offering on Katanga

         Upon completion of the exchange by the Standby Purchaser of its participation in the Facility, the Standby Purchaser will own in excess of 50% of the issued and outstanding Common Shares of Katanga. As of May 22, 2009, the Standby Purchaser's participation in the Facility was approximately US$204.4 million (including accrued interest) or 75.8% of the Facility and the Standby Purchaser held 17,583,369 Common Shares (approximately 8.5% of the then issued and outstanding Common Shares), and Glencore's participation in the Facility was approximately US$16.2 million (including accrued interest) or 6.0% of the Facility.

         RP Explorer, RP Partners and Lora, the other lenders under the Facility, have irrevocably agreed that they will exchange their respective participations in the Facility at or about the same time that the Standby Purchaser and Glencore exchange their respective participations in the Facility. As of May 22, 2009, RP Explorer and RP Partners' participation in the Facility was approximately US$3.5 million (including accrued interest) or 1.3% of the Facility and RP Explorer and RP Partners held 47,795,722 Common Shares (approximately 23.2% of the then issued and outstanding Common Shares), and Lora's participation in the Facility was approximately US$45.6 million (including accrued interest) or 16.9% of the Facility and Lora held no Common Shares.

         Upon exchange of its participation in the Facility on June 2, 2009, the Standby Purchaser will own, or exercise control or direction over, 753,178,633 Common Shares representing approximately 64.0% of the total issued and outstanding Common Shares on a partially diluted basis assuming exchange of all participations in the Facility. Following completion of the Offering, the Standby Purchaser will beneficially own, or exercise control or direction over, the number of Common Shares as set out below, in each of the following circumstances:

Exchange of the Facility prior to the Record Date of the Offering by all Lenders under the Facility and Full Exercise of Rights by other Shareholders.

         Assuming: (i) holders of Rights take up their Basic Subscription Privilege in full and the Standby Commitment is not utilized; and (ii) the Standby Purchaser only exercises its Basic Subscription Privilege, following closing of the Offering the Standby Purchaser would beneficially own, or exercise control or direction over, 1,213,876,820 Common Shares representing approximately 64.0% of the 1,895,380,413 issued and outstanding Common Shares. This assumes the exchange of all participations in the Facility prior to the Record Date. The number of Common Shares and the percentage of the total outstanding Common Shares stated in the preceding sentence are based on: (i) the Standby Purchaser holding 17,583,369 Common Shares prior to the exchange of its participation in the Facility; (ii) the number of Common Shares outstanding immediately prior to the Record Date (other than those issuable on the exchange by all lenders under the Facility) being 206,320,802; (iii) the exchange of all participations in the Facility on June 2, 2009 at an exchange price of US$0.2783 per share; (iv) the issuance of 3,750,229 Standby Fee Shares to the Standby Purchaser; and (v) the issuance of 456,947,958 Common Shares to the Standby Purchaser under the Offering.

         Glencore has previously issued a call option (the "Call Option") to Ellesmere Global Limited over a US$16 million participation in the Facility (plus any accrued interest thereon), and accordingly has retained this participation in the Facility (which has not been assigned to the Standby Purchaser). Assuming the Call Option is not exercised, Glencore, an affiliate of the Standby Purchaser, would receive 58,400,760 Common Shares on exercise of its exchange rights under the Facility, and on exercise of its Basic Subscription Privilege in respect of the Rights relating to such Common Shares, would receive an additional 35,431,312 Common Shares. Accordingly, after exercise of Glencore's exchange rights under the Facility and its Basic Subscription Privilege under the Offering, Glencore and the Standby Purchaser together will beneficially own, or exercise control or direction over, 1,307,708,892 Common Shares representing approximately 69.0% of the issued and outstanding Common Shares.

Exchange of the Facility prior to the Record Date of the Offering by all Lenders under the Facility and No Exercise of Rights by Shareholders other than the Standby Purchaser and Glencore.

         Assuming none of the holders of Rights exercise their Basic Subscription Privilege and accordingly the Standby Purchaser provides its Standby Commitment in full, following closing of the Offering the Standby Purchaser would beneficially own, or exercise control or direction over, 1,435,783,603 Common Shares representing approximately 75.8% of the 1,895,380,413 issued and outstanding Common Shares. This assumes exchange of all participations in the Facility prior to the record date of the Offering. The number of Common Shares and the percentage of the total outstanding Common Shares stated in the preceding sentence are based on: (i) the Standby Purchaser holding 17,583,369 Common Shares prior to the exchange of its participation in the Facility; (ii) the number of Common Shares outstanding immediately prior to the Record Date (other than those issuable on the exchange by all lenders under the Facility) being 206,320,802; (iii) the exchange of all participations in the Facility on June 2, 2009 at an exchange price of US$0.2783 per share; (iv) the issuance of 3,750,229 Standby Fee Shares to the Standby Purchaser; and (v) the issuance of 678,854,741 Common Shares to the Standby Purchaser under the Offering.

         In addition, assuming the Call Option is not exercised, Glencore, an affiliate of the Standby Purchaser, would receive 58,400,760 Common Shares on exercise of its exchange rights under the Facility, and on exercise of its Basic Subscription Privilege in respect of the Rights relating to such Common Shares, would receive an additional 35,431,312 Common Shares. Accordingly, after exercise of Glencore's exchange rights under the Facility and its Basic Subscription Privilege under the Offering, Glencore and the Standby Purchaser together will beneficially own, or exercise control or direction over, 1,529,615,675 Common Shares representing approximately 80.7% of the issued and outstanding Common Shares.

Additional Factors

         Glencore has announced publicly that it is negotiating with an unrelated third party to establish a joint venture with respect to the Common Shares held by the Standby Purchaser and/or Glencore. If the joint venture is established successfully it may provide that the Standby Purchaser and/or Glencore would contribute all of their Common Shares to the joint venture in exchange for a joint venture interest of 50%. The third party would obtain the other 50% interest in the joint venture by making a cash payment. Glencore has stated that the third party does not currently own any Common Shares. In its announcement, Glencore further advised that it did not intend to update the market on its joint venture negotiations unless it signs a definitive joint venture agreement.

         Under the terms of relationship agreements between the Corporation and certain of its major shareholders, those shareholders may, depending on their shareholding after completion of the Offering, lose their right to appoint directors. Consequently, certain directors have entered into conditional resignation letters providing for their resignation on or after the Early Liquidity Closing. Upon the termination of these relationship agreements, the Standby Purchaser will have the power to elect substantially all of the directors of the Corporation.

         As of May 1, 2009, the Corporation had 3,966,400 Common Share purchase warrants (the "Warrants") issued and outstanding. The Warrants are governed by the warrant indenture dated as of November 20, 2006 (the "Warrant Indenture") between Katanga and Equity Transfer & Trust Company, in its capacity as warrant agent. Each Warrant entitles the holder thereof to acquire one Common Share any time before November 20, 2011 at an exercise price of C$8.50, which is subject to adjustment in certain circumstances. One of the circumstances that will result in an adjustment to the exchange basis of the Warrants is a rights offering. Therefore, in accordance with Section 2.12(2) of the Warrant Indenture, the exchange basis of the Warrants will be adjusted after the Record Date in connection with the Offering.

                 DESCRIPTION OF THE BUSINESS OF THE CORPORATION

         Katanga is the holding company of a group of companies that produce copper and cobalt metal and that have copper and cobalt assets in the DRC. The assets of the Corporation are held through two joint ventures, Kamoto Copper Company ("KCC") and DRC Copper and Cobalt Project ("DCP"). Katanga's assets include the Kamoto Underground Mine, the Musonoie-T17 open pit mine (held through KCC) and the KOV open pit mine (held through DCP), providing sulfide and oxide ores respectively, the Kamoto Concentrator and the Luilu Metallurgical Plant. Katanga intends to combine the two adjacent concessions, which were previously part of the same mine complex. See "Description of the Business of Katanga" and "Mineral Projects" in the Annual Information Form incorporated by reference herein.

                                 USE OF PROCEEDS

         Assuming the completion of the Offering, the estimated net proceeds of the Offering to be received by the Corporation will be US$247.2 million (after deducting the expenses of the Offering expected to be US$2.8 million). The Corporation intends to use the net proceeds of the Offering, over the period ending December 31, 2010, to repay the Bridge Loan, to fund completion of Phase 2 of the Project and development of the Kamoto Mine and KOV Pit as provided in the Combined Technical Report, make the pas de porte payments to Gecamines, and for working capital, including the ramp up of production, and general corporate purposes. Accordingly, the net proceeds from the Offering will be used approximately as follows:

Repayment of the Bridge Loan (including accrued interest)...........................................    US$50.4 million(1)(2)
Capital expenditures related to the Kamoto Mine and the KOV Pit Mine................................          US$85.8 million
Capital expenditures to complete Phase 2 of the Project related to processing.......................       US$37.7 million(3)
Pas de porte payments to Gecamines..................................................................          US$25.0 million
Working capital, including the ramp up of production, and general corporate purposes................       US$48.3 million(4)
Total:..............................................................................................   US$247.2 million(5)(6)

---------------------
Notes:

(1) See "Background to the Offering" for a description of the principal purposes for which the proceeds of the Bridge Loan were used.

(2) Assumes that Tranche A is fully drawn by May 27, 2009. Tranche B is fully drawn by June 3, 2009 and repayment occurs on the date of the Early Liquidity Closing, which is assumed to be June 9, 2009.

(3) Capital expenditures assumed as March 31, 2009, including capital expenditures committed but not paid.

(4) Includes payment of a total of US$13.5 million in several instalments over a period of six months commencing after closing of the Offering in settlement of a contractual dispute, as disclosed in the May 8, 2009 Material Change Report.

(5) Gross proceeds of the Offering less the estimated expenses of the Offering.

(6) If additional Common Shares are issued prior to the Record Date pursuant to the exercise or exchange of outstanding Warrants or options, additional Rights will be issued and may be exercised, increasing the proceeds of the Offering. Notwithstanding the potential increase in the number of Rights issuable under the Offering, the Standby Commitment ensures gross proceeds of the Offering of at least US$250 million and not any potential increased amount.


         The Corporation expects that by the fourth quarter of 2009, the full commission of Phase 2 of the Project should be complete and production capacity should be increased to 70,000 tonnes of copper per annum. Once Phase 2 is completed, and based on the Corporation's assumptions regarding future copper and cobalt prices, the Corporation expects that on-going on-site operational costs will be funded by the net revenue received from the sale of copper and cobalt. Working capital, non-operational costs and sustaining capital requirements will be sourced from the proceeds of the Offering and are included in the working capital line item above.

         The Corporation intends to use the net proceeds of the Offering as stated in this short form prospectus. There may be circumstances however, where for sound business reasons, a reallocation of funds may be necessary. Other than as related to the ramp up of production, the Corporation has no definitive plans for the portion of the net proceeds of the Offering allocated for working capital and general corporate purposes, the allocation of which shall be at the discretion of management of the Corporation.

                        DESCRIPTION OF OFFERED SECURITIES

Issue of Rights and Record Date

         Holders of record at the close of business (Toronto time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit the holders thereof (provided that such holders are in an Eligible Jurisdiction or are Approved Eligible Holders or Eligible U.S. Holders) to subscribe for and purchase from the Corporation an aggregate of approximately 714.3 million Common Shares, on the basis that the lenders under the Facility, including the Standby Purchaser and Glencore, exchange their participation in the Facility prior to the Record Date and that the Standby Purchaser and Glencore exercise in full their Rights issued hereunder (which they are obliged to do under the Transaction Agreement (as novated)). The Rights are transferable in Canada by the holders thereof. See "-- Sale or Transfer of Rights".

         The Rights will be represented by the Rights Certificates that will be issued in registered form. For Holders who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which a Holder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this short form prospectus to each Holder as of the close of business (Toronto time) on the Record Date. See "-- Rights Certificate -- Common Shares Held in Registered Form".

         Holders that hold their Common Shares through a CDS Participant will not receive physical Rights Certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of CDS or its nominee. See "-- Rights Certificate -- Common Shares Held Through CDS".

Subscription Basis

         For every 1.648281 Rights held the holder will be entitled to subscribe for one Common Share at the Subscription Price of US$0.35 per Common Share. Any subscription for Common Shares will be irrevocable once submitted.

         Fractional Common Shares will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Corporation, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

Commencement Date and Expiration Date

         The Rights will be eligible for exercise following June 5, 2009 (the "Commencement Date"). The Rights will expire at the Expiry Time on the Expiry Date. Holders who exercise the Rights will become holders of Common Shares issued through the exercise of the Rights on the completion of the Offering, which is expected to occur on or before the second business day following the Expiry Date. RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID AND OF NO VALUE.

Basic Subscription Privilege

         Each Holder at the close of business on the Record Date is entitled to receive one Right for each Common Share held. For every 1.648281 Rights held, the holder thereof (other than an Ineligible Holder) is entitled to subscribe for one Common Share under the Basic Subscription Privilege at the Subscription Price per Common Share by subscribing and making payment in the manner described herein before the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Common Shares pursuant to its Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for the Additional Shares, if any, that are not otherwise subscribed for by other holders of Rights pursuant to their Basic Subscription Privilege, pursuant to the Additional Subscription Privilege. See "-- Additional Subscription Privilege". Fractional Common Shares will not be issued upon the exercise of Rights. CDS Participants that hold Rights for more than one beneficial holder as at the Record Date may, upon providing evidence satisfactory to the Corporation and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

         For Rights held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this short form prospectus and pay the aggregate Subscription Price and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

         For Rights held through a CDS Participant, a holder may subscribe for Common Shares by instructing the CDS Participant holding the Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for the Common Shares subscribed for in accordance with the terms of this Offering to such CDS Participant. Subscriptions for Common Shares made in connection with the Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. CDS Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.

         The Subscription Price is payable in United States funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a CDS Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such CDS Participant, by direct debit from the subscriber's brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on its behalf.

         Payment of the Subscription Price will constitute a representation to the Corporation and, if applicable, to the CDS Participant, by the subscriber (including by its agents) that: (a) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Eligible Holder or an Eligible U.S. Holder, as applicable; (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction; and (c) the subscriber is not a person who is prevented by any applicable legal, regulatory or contractual restrictions from purchasing the Common Shares.

         All lenders under the Facility have agreed that they will exchange their respective participations in the Facility into Common Shares in accordance with the terms of the Facility prior to the Record Date. The Standby Purchaser and Glencore have also agreed that, as soon as practicable after the commencement of the Offering, they will exercise the Basic Subscription Privilege associated with their respective Rights and the Corporation will cause the Common Shares issuable on exercise of such Rights to be issued to the Standby Purchaser and Glencore. This "Early Liquidity Closing" is designed to provide liquidity to Katanga as soon as possible.

Additional Subscription Privilege

         Each holder of Rights who has exercised in full its Basic Subscription Privilege may subscribe for Additional Shares, if available, at a price equal to the Subscription Price for each Additional Share. The total number of Additional Shares available will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Shares will be received subject to allotment only and the number of Additional Shares, if any, that may be allotted to each subscriber will be equal to the lesser of: (a) the number of Additional Shares that such subscriber has subscribed for; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Shares. If any holder of Rights has subscribed for fewer Additional Shares than such holder's maximum allotment of Additional Shares (as calculated under (b) above), the excess Additional Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.

         To apply for Additional Shares under the Additional Subscription Privilege, each holder of Rights must forward its request to the Subscription Agent at the Subscription Office or their CDS Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber's account with its CDS Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber's entitlement to such Additional Shares will terminate. Accordingly, a holder of Rights subscribing through a CDS Participant must deliver its payment and instructions to its CDS Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription privilege on its behalf. CDS Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.

         Payment of the Subscription Price will constitute a representation to the Corporation and, if applicable, to the CDS Participant, by the subscriber (including by its agents) that: (a) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Eligible Holder or an Eligible U.S. Holder, as applicable; (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction; and (c) the subscriber is not a person who is prevented by any applicable legal, regulatory or contractual restrictions from purchasing the Common Shares.

Subscription and Transfer Agent

         The Subscription Agent has been appointed the agent of the Corporation to receive subscriptions and payments from holders of Rights Certificates, to act as registrar and transfer agent for the Common Shares and to perform certain services relating to the exercise and transfer of Rights. The Corporation will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent (by hand, courier or registered mail) to the Subscription Agent at:

                         Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario M5H 4H1
Attention: Corporate Actions

         Enquiries relating to the Offering should be addressed to the Subscription Agent by telephone at 416.361.0152 (Toll free in Canada and the United States: 1.866.393.4891), requesting "Investor Services".

Rights Certificate -- Common Shares Held in Registered Form

         For all Holders with an address of record in an Eligible Jurisdiction or who is an Eligible U.S. Holder whose Common Shares are held in registered form (other than Holders with an address of record in Arizona, Arkansas, California, Georgia, Minnesota, Oregon or Wisconsin), a Rights Certificate representing the total number of Rights to which each such Holder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this short form prospectus to each such Holder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "-- How to Complete the Rights Certificate". Rights not exercised before the Expiry Time on the Expiry Date will be void and of no value.

Rights Certificate -- Common Shares Held Through CDS

         For all Holders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant with an address of record in an Eligible Jurisdiction in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Holders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS on the Commencement Date. The Corporation expects that each beneficial Holder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

         Neither the Corporation nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

         The ability of a holder having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

         Holders who hold their Common Shares through a CDS Participant must arrange transfers of Rights through their CDS Participant. It is anticipated by the Corporation that each such transferor or transferee of a Right will receive a customer confirmation of transfer from the CDS Participant through which such Right is transferred in accordance with the practices and policies of such CDS Participant. See "-- Sale or Transfer of Rights".

How to Complete the Rights Certificate

       (a) Form 1 -- Basic Subscription Privilege. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

       (b) Form 2 -- Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See "-- Additional Subscription Privilege."

       (c) Form 3 -- Transfer of Rights. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Your signature must be guaranteed by a Canadian Schedule I bank or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP, and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed." It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

       (d) Form 4 -- Dividing or Combining. Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificates are issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Rights Certificates being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time on the Expiry Date to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

       (e) Payment. Enclose payment in United States funds by certified cheque, bank draft or money order payable to the order of Equity Transfer & Trust Company. The amount of payment will be US$0.35 per Common Share. Payment must also be included for any Additional Shares subscribed for under the Additional Subscription Privilege.

       (f) Deposit. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Office listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

         Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation in its sole discretion, and any determination by the Corporation will be final and binding on the Corporation and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Corporation reserves the right to reject any subscription if it is not in proper form, if in breach of the terms and conditions provided herein, or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Corporation also reserves the right to waive any defect in respect of any particular subscription. Neither the Corporation nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete its subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit its Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

         Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to the holders of those Rights.

Intention of Standby Purchaser to Exercise Rights

         Under the Transaction Agreement (as novated), the Standby Purchaser and Glencore have agreed to exchange their respective participations in the Facility prior to the Record Date and consequently the Standby Purchaser will become an insider of the Corporation. Pursuant to the Transaction Agreement (as novated), the Standby Purchaser and Glencore have also agreed that they will exercise their respective Basic Subscription Privileges in full and may, in their sole discretion also exercise their respective Additional Subscription Privileges. Furthermore, the Standby Purchaser has agreed to subscribe for and purchase the Standby Shares in accordance with the terms of the Transaction Agreement (as novated). See "Standby Commitment".

Sale or Transfer of Rights

         Holders of Rights in registered form in Canada may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See "-- How to Complete the Rights Certificate -- 3. Form 3 -- Transfer of Rights". A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent will be affected by any notice to the contrary.

         Holders of Rights through CDS Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See "-- Rights Certificate -- Common Shares Held Through CDS".

         The terms of the Rights prohibit transfers of the Rights by U.S. holders (as that term is defined in Rule 800 promulgated under the 1933 Act) except in accordance with Regulation S under the 1933 Act. See "Plan of Distribution -- United States Residents".

Dividing or Combining Rights Certificates

         A Rights Certificate may be divided, exchanged or combined. See "-- How to Complete the Rights Certificate -- 4. Form 4 -- Dividing or Combining".

Reservation of Common Shares

         The Corporation will, at all times, reserve sufficient unissued Common Shares as will permit the exchange of all the outstanding Rights for Common Shares during the period beginning on the Commencement Date and ending on the Expiry Time on the Expiry Date.

Dilution to Existing Holders

         If a Holder sells or does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Holder's current percentage ownership in the Corporation will be diluted by the issuance of Common Shares upon the exercise of Rights by holders of Rights, as well as the purchase of Standby Shares by the Standby Purchaser. Holders should be aware that the Standby Purchaser and Glencore have agreed to exercise their respective Rights under the Basic Subscription Privilege in full pursuant to the Transaction Agreement (as novated) and the Standby Purchaser has agreed to purchase the Standby Shares, subject to certain limitations. See "Standby Commitment". The Standby Purchaser and Glencore may, in their sole discretion, also exercise their respective Additional Subscription Privileges.

Ineligible Holders

         No subscription under the Basic Subscription Privilege or under the Additional Subscription Privilege will be accepted from any person, or such person's agent, who appears to be, or who the Corporation has reason to believe is, an Ineligible Holder, except that the Corporation may accept subscriptions in certain circumstances from persons in such jurisdictions if the Corporation determines that (a) such person is an Eligible U.S. Holder, or (b) such offering to and subscription by such person or agent is lawful (including under any available exemptions) and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each an "Approved Eligible Holder").

         Rights Certificates will not be issued and forwarded by the Corporation to Ineligible Holders who are not Approved Eligible Holders or Eligible U.S. Holders. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Corporation, and shareholders that hold their Common Shares through a DTC Participant in DTC will be presumed to be Ineligible Holders. Ineligible Holders with an address of record in any jurisdiction (except for shareholders with an address of record in Arizona, Arkansas, California, Georgia, Minnesota, Oregon or Wisconsin, or who hold their Common Shares through a DTC Participant in DTC other than CREST) will be sent this short form prospectus together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent and/or CDS, depending upon how they hold their Common Shares. The letter will also set out the conditions required to be met, and procedures that must be followed by Ineligible Holders wishing to participate in the Offering. Ineligible Holders with an address of record in Arizona, Arkansas, California, Georgia, Minnesota, Oregon or Wisconsin and shareholders that hold their Common Shares through a DTC Participant in DTC (other than those who hold through CREST, who will be treated as Ineligible Holders with an address of record in a jurisdiction outside of the United States) will not be issued a Rights Certificate, nor will a copy of the final short form prospectus be mailed to them. Instead, they will receive a separate letter that will inform them that the Offering has occurred and that either their Rights Certificates will be held and sold for the benefit of such Ineligible Holders by the Subscription Agent in accordance with this section or their Rights are included in the Rights Certificate being held by CDS and they should contact their DTC Participant. If, upon the receipt of such letter, a holder determines that he or she may qualify as an Eligible U.S. Holder or an Approved Eligible Holder, he or she should contact the Subscription Agent or the Corporation and his or her legal advisors in addition to contacting the DTC Participant, if applicable, to determine how Rights may be exercised.

         Rights Certificates in respect of Rights issued to Ineligible Holders (who do not hold their Common Shares through CDS or whose DTC Participant does not hold their Common Shares through CDS), including Rights issued in respect of Common Shares held through a DTC Participant whose Common Shares are held in DTC's registered position, will be issued to and held by the Subscription Agent as agent for the benefit of Ineligible Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on June 16, 2009 in order to provide Ineligible Holders an opportunity to satisfy the Corporation that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction and, for U.S. holders, that such holders are Eligible U.S. Holders. Following such date, the Subscription Agent, for the account of such registered Ineligible Holders (other than Eligible U.S. Holders and Approved Eligible Holders who have elected to exercise their Rights), will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Subscription Agent, on a reasonable best efforts basis, on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion.

         Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, or who wish to be recognized as an Eligible U.S. Holder or an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact their CDS Participant or DTC Participant, as applicable, at the earliest opportunity and in any case in advance of 5:00 p.m. (Toronto time) on June 16, 2009 to determine how Rights may be exercised.

         The Rights, the Common Shares issuable on the exercise of the Rights, the Standby Shares, and the Standby Fee Shares have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions (other than Eligible U.S. Holders who have been issued Rights Certificates, who do not need to provide the investor letter described in this paragraph) may be able to exercise the Rights and subscribe for Common Shares provided that they furnish an investor letter satisfactory to the Corporation on or before June 16, 2009. The form of investor letter will be included in the letter sent to certain Ineligible Holders or will otherwise be available from the Corporation or the Subscription Agent upon request. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Corporation that such subscription is lawful and in compliance with all securities and other applicable laws.

         No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights, on a reasonable best efforts basis, on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in United States funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Corporation. Amounts of less than US$10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a reasonable efforts basis only and the Corporation and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Corporation nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs related to or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

         Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of Rights or Common Shares may have tax consequences in the jurisdiction where they reside and in Canada, which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside and in Canada of acquiring, holding and disposing of Rights or Common Shares.

                              PLAN OF DISTRIBUTION

         Each Holder on the Record Date will receive one Right for each Common Share held.

         The Rights will be listed on the TSX under the symbol "KAT.RT" and will be posted for trading on the TSX until 12:00 noon (Toronto time) on the Expiry Date at which time they will be halted from trading. The TSX has approved the listing of the Common Shares issuable upon the exercise of the Rights, the Standby Shares and the Standby Fee Shares. The approval of such listing is subject to the Corporation fulfilling all of the listing requirements of the TSX.

         The offer and distribution of the Rights, the Common Shares issuable upon the exercise of the Rights, the Standby Shares and the Standby Fee Shares are qualified in the Eligible Jurisdictions by this short form prospectus. The Rights as well as the Common Shares issuable upon the exercise of the Rights, the Standby Shares and the Standby Fee Shares are not qualified under the securities laws of, or, except as described herein, being distributed or offered in, any Ineligible Jurisdiction and, except under the circumstances described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. Other than offerings and solicitations to Eligible U.S. Holders, this short form prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction (other than Eligible U.S. Holders who do not have an address of record in Arizona, Arkansas, California, Georgia, Minnesota, Oregon or Wisconsin). Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by either the Subscription Agent, who will hold such Rights as agent for the benefit of such Ineligible Holders, or CDS, depending upon how they hold their Common Shares. See "Description of Offered Securities -- Ineligible Holders".

         There is no managing or soliciting dealer for the Offering.

United States Residents

         The Offering described herein of Rights and Common Shares issuable on exercise thereof to, or for the account of, U.S. holders (as that term is defined under Rule 800 promulgated under the 1933 Act) is subject to various provisions of the United States federal and state securities laws. The Rights and the Common Shares issuable on exercise thereof have not been and will not be registered under the 1933 Act, or the securities laws of any U.S. state, and the Rights are being offered and sold to the U.S. holders of Common Shares pursuant to Rule 801 promulgated under the 1933 Act ("Rule 801").

         Pursuant to Rule 801, the Corporation is not required to extend the Offering to Holders who are residents of those U.S. states that require registration or qualification. Accordingly, the Offering is not being extended to Holders who have an address of record in Arizona, Arkansas, California, Georgia, Minnesota, Oregon or Wisconsin, except to such Holders who qualify as exempt institutional investors within the meaning of the securities laws and regulations of their respective U.S. jurisdiction.

         The terms of the Rights prohibit transfers of the rights by U.S. holders except in accordance with Regulation S under the 1933 Act. The Common Shares issued to Eligible U.S. Holders upon exercise of the Rights will be "restricted securities" within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the Common Shares held by such Eligible U.S. Holders as of the Record Date are "restricted securities". Accordingly, if the Common Shares held by an Eligible U.S. Holder as of the Record Date bear a 1933 Act restrictive legend, any Common Shares issued to such Eligible U.S. Holder upon exercise of the Rights will also bear a 1933 Act restrictive legend.

                               STANDBY COMMITMENT

         Under the Transaction Agreement (as novated), the Standby Purchaser has agreed, subject to certain terms and conditions, to subscribe for such number of Common Shares at the conclusion of the Offering as is necessary to ensure that Katanga raises gross proceeds of at least US$250 million under the Offering. The Standby Purchaser and Glencore have agreed that they will exchange their respective participations in the Facility for Common Shares in accordance with the terms of the Facility prior to the Record Date. In addition, the Standby Purchaser and Glencore have agreed that they will, in respect of all the Rights they are issued, exercise their respective Basic Subscription Privileges to acquire the Basic Entitlement Shares not later than three business days after mailing of the final short form prospectus relating to the Offering. As promptly as practicable following such exercise, the Standby Purchaser, Glencore and Katanga have agreed to hold the Early Liquidity Closing, pursuant to which the Standby Purchaser and Glencore will pay for their respective Basic Entitlement Shares and the Corporation will immediately issue the Basic Entitlement Shares to the Standby Purchaser and Glencore.

         In consideration of the Standby Purchaser providing the Standby Commitment, the Standby Purchaser is entitled to a fee at closing of the Offering equal to 4% of the amount by which US$250 million exceeds the gross proceeds received by Katanga from the Standby Purchaser and Glencore pursuant to the Early Liquidity Closing (such amount anticipated to be approximately US$3.1 million -- see "Effect of the Offering on Katanga"). The fee is payable by the issuance of the Standby Fee Shares, being the new Common Shares issued to the Standby Purchaser, calculated by reference to a per Common Share price of US$0.8284, the five day volume weighted average price of the Common Shares on the TSX as of May 21, 2009, converted into US dollars based upon the Bank of Canada noon spot rate on May 21, 2009, which will result in approximately 3,750,229 Standby Fee Shares being issued to the Standby Purchaser. This short form prospectus qualifies the distribution of the Standby Fee Shares to the Standby Purchaser.

         The obligations of the Standby Purchaser under the Transaction Agreement (as novated) may be terminated at the discretion of the Standby Purchaser in the circumstances set out in (a) or (b) below prior to the date on which the final short form prospectus is mailed to Holders or, in the circumstances set out in (c), (d) or (e) below, at any time:

         (a) the Corporation has committed a material breach of the Transaction Agreement (as novated) (which shall include, for the avoidance of doubt, any material breach of any representations or warranties set out in the Transaction Agreement (as novated)) and, if capable of cure, has not cured it within a reasonable time;

         (b) an Event of Default (as defined in the agreement providing for the Facility (the "Facility Agreement") and the agreement providing for the Bridge Loan (the "Bridge Loan Agreement")) has occurred and is continuing under the Facility Agreement and/or the Bridge Loan Agreement;

         (c) Katanga fails to: (i) obtain final listing approval from the TSX for the Rights at least two days prior to the Record Date;
                  (ii) obtain conditional listing approval from the TSX in respect of the Common Shares issuable upon exercise of the Rights and the Standby Shares, prior to or on the date of the Early Liquidity Closing, subject to receipt of customary final documentation; and (iii) satisfy any of the conditions set out in clause 6.4 of the Transaction Agreement (as novated) on or before the date of the Early Liquidity Closing;

         (d) the Common Shares are delisted or suspended or halted for trading for a period greater than one business day for any reason by the TSX at any time; or

         (e)      if the Offering is otherwise terminated or cancelled.

         The Transaction Agreement may be terminated at the discretion of either Katanga or the Standby Purchaser if the conditions set out below are not satisfied on or before the date of the Early Liquidity Closing or such other date as may be agreed:

         (a) there are no orders issued by governmental entities or changes in laws that result in a continuing suspension or ceasing of the trading Rights or Common Shares or that operates to prevent or restrict the lawful distribution of the Rights, the exercise of Rights and the Standby Shares;

         (b)      the Rights are listed on the TSX; and

         (c) the TSX shall have approved the listing of the Common Shares issuable on the exercise of Rights, subject to the filing of customary documents with the TSX.

         On May 22, 2009, Katanga, Glencore and the Standby Purchaser entered into a deed of novation pursuant to which the parties agreed to novate all of Glencore's rights and obligations under the Transaction Agreement to the Standby Purchaser and Glencore agreed to guarantee the obligations of the Standby Purchaser under the Transaction Agreement. Additionally, on the same date, Glencore and the Standby Purchaser entered into various assignment and transfer agreements pursuant to which Glencore transferred all of the Common Shares held by it (being 17,580,482 Common Shares) to the Standby Purchaser, and assigned a portion of its loan participation under the Facility Agreement and its corresponding rights and obligations to exchange such loan participation into Common Shares. The amount of Glencore's loan participation in the Facility assigned to the Standby Purchaser is equal to US$201.5 principal amount, together with any interest that has accrued on such amount and not yet been paid or capitalised. The remaining US$16 million participation in the Facility (plus any accrued interest thereon), which is subject to a call option -- see "Effect of Offering on Katanga" below -- remains with Glencore.

         Neither the Standby Purchaser nor Glencore is engaged as an underwriter in connection with the Offering and neither has been involved in the preparation of, or performed any review of, this short form prospectus in the capacity of an underwriter.

                            DESCRIPTION OF THE SHARES

         The authorized share capital of Katanga consists of 1,000 shares with a par value US$12.00 each and 5,000,000,000 Common Shares with a par value of US$0.10 each. As at May 21, 2009, there were 206,320,802 Common Shares outstanding.

         Each Common Share carries one vote at all meetings of shareholders of the Corporation, participates rateably in any dividend declared by the board of directors of the Corporation and carries the right to receive a proportionate share of the assets of Katanga available for distribution to holders of Common Shares in the event of a liquidation, dissolution or winding-up of Katanga. The holders of Common Shares have no pre-emptive or conversion rights.

                                   PRIOR SALES

Common Shares

         The following table summarizes details of the Common Shares issued by the Corporation during the 12 month period prior to the date of this short form prospectus.

Month of Issuance                              Security              Price per Security (C$)         Number of Securities
-----------------                              --------              -----------------------         --------------------
June 2008...........................   Common Shares(1)                                     13.35                      11,800
June 2008...........................   Common Shares(1)                                     13.03                       5,900
August 2008.........................   Common Shares(1)                                     10.03                       5,900
October 2008........................   Common Shares(1)                                      4.80                      18,439
                                                                                                    -------------------------
                                                                                                                       42,039
                                                                                                    =========================

-----------------------
(1) Issued as performance shares for employees previously employed by Nikanor plc.


Restricted Share Unit Rights

         The following table summarizes details of the restricted share unit rights issued by the Corporation during the 12 month period prior to the date of this short form prospectus.

Date                                        Security                  Price per Security (C$)(1)       Number of Securities
----                                        --------                  --------------------------       --------------------
August 2008..................  Restricted Share Unit Rights                                    10.43                   15,000

--------------------
(1) Deemed exercise price of the restricted share rights issued, although no money is paid to the Corporation.


Stock Options

         The following table summarizes details of the stock options issued by the Corporation during the 12 month period prior to the date of this short form prospectus.

Date                                         Security            Price per Security (C$)(1)          Number of Securities
----                                         --------            --------------------------          --------------------
August 2008..........................   Stock Options                                       10.50                     300,000

-------------------
(1) Exercise price of the stock options issued.

                            TRADING PRICE AND VOLUME

         The Common Shares, 14% convertible subordinated unsecured notes ("Notes") and Warrants of the Corporation are listed and posted for trading on the TSX under the symbols KAT, KAT.NT and KAT.WT, respectively. The following table sets forth information relating to the trading of the Common Shares, Notes and Warrants on the TSX for the months indicated. Reference should also be made to "Market for Securities of Katanga -- Trading Price and Volume on the TSX" in the Annual Information Form.

                                    Common Shares                         Notes                          Warrants
                                    -------------                         -----                          --------
                           High (C$)  Low (C$)    Volume    High (C$)   Low (C$)    Volume    High (C$)   Low (C$)   Volume
                           ---------  --------    ------    ---------   --------    ------    ---------   --------   ------
2009
   March                     0.49       0.33      6,305,281   48.50      30.00         14,849    0.03       0.02      151,500
   April                    0.405       0.28      4,652,445   50.05      40.00          3,569    0.02       0.01       43,500
   May 1 to 21               1.55       0.35     28,659,400   62.05      45.50     12,950,800    0.40      0.005    1,030,300

       INTENTIONS OF DIRECTORS AND OFFICERS WITH RESPECT TO THE OFFERING

         Each of the directors and officers of the Corporation who holds Common Shares has indicated to the Corporation the intention opposite his or her name below regarding the exercise of any Rights which he or she will be issued by the
Corporation:

        Director or Officer                              Intention
           Rafael Berber                         Will exercise his Rights.
            Nick Brodie                          Will exercise his Rights.
             Anu Dhir                            Will exercise her Rights.
         George A. Forrest              Will sell his Rights, subject to market
                                                      conditions.
         Malta D. Forrest               Will sell his Rights, subject to market
                                                      conditions.
            Stephen Oke                          Will exercise his Rights.
          Terry Robinson                         Will exercise his Rights.
           Hugh Stoyell                          Will exercise his Rights.

                                  RISK FACTORS

         An investment in the Common Shares is subject to a number of risks. A prospective purchaser of such securities should carefully consider the information and risks faced by the Corporation described in this short form prospectus and the documents incorporated by reference herein, including without limitation, the risk factors set out under the heading "Risks Factors" in the Annual Information Form and in the MD&A.

The Standby Purchaser will exercise Significant Control over the Corporation

         Upon completion of the Offering, including the exchange by the Standby Purchaser of its participation in the Facility for Common Shares in accordance with the terms of the Facility, the Standby Purchaser will hold substantially in excess of 50% of the Common Shares. Due to the termination of certain of the existing relationship agreements as a result of the Offering, the Standby Purchaser will be able to elect substantially all of the directors of the Corporation. As a result, the Standby Purchaser will exercise significant control over the Corporation, giving it the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Corporation that could otherwise be beneficial to minority shareholders. The Standby Purchaser generally will have the ability to control the outcome of any matter submitted for the vote or consent of Katanga's shareholders. In some cases, the interests of the Standby Purchaser may not be the same as those of the Corporation's other shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Corporation or its minority shareholders.

Dilution

         If a Holder sells or does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Holder's percentage ownership in the Corporation as of the Record Date will be diluted by the issuance of Common Shares upon the exercise of Rights by holders of Rights, as well as the purchase of Standby Shares by the Standby Purchaser.

         A Holder's current percentage ownership in the Corporation will also be diluted by the issuance of Common Shares to the lenders under the Facility upon the exchange by them of their respective participations in the Facility, which such lenders (including the Standby Purchaser) are contractually obligated to complete prior to the Record Date. See "Recent Developments".

Liquidity

         Since the Standby Purchaser will hold substantially in excess of 50% of the Common Shares upon completion of the Offering, the liquidity of the Common Shares may be negatively impacted.

Trading Market for Rights

         Although the Corporation expects that the Rights will be listed on the TSX, the Corporation cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time.

The Market Price of Securities of the Corporation May Be Subject to Significant Fluctuations Which May be Based on Factors Unrelated to its Financial Performance or Prospects

         The trading price of the securities of the Corporation have been and may continue to be subject to significant fluctuations which may be based on factors unrelated to its financial performance or prospects. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.

Future Sales May Affect the Market Price of the Common Shares

         In order to finance future operations, the Corporation may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Corporation cannot predict the size of future issuances of shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Corporation's securities will have on the market price of the Common Shares.

Internal Controls over Financial Reporting

         Item 4(c) of Form 52-109F1 Certification of Annual Filings requires the Corporation's CEO and CFO to certify that they have designed the Corporation's internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation's generally accepted accounting principles. While the Corporation's certifying officers have concluded that they are able to make those certifications as required by applicable Canadian securities laws, the Corporation is providing additional disclosure in view of certain weaknesses that were identified by internal audit, with the participation of the Corporation's CEO, CFO and the Audit Committee.

         The internal audit findings of the Corporation indicate that the following areas require improvement: supply chain management; accounting and reporting; payroll; and capital projects. Through the process of evaluating its internal control systems, the Corporation and internal audit identified areas that require improvement regarding the internal control systems. To a large extent, the weaknesses can be attributed to remote operations. Management is working with internal audit to take the necessary steps to resolve the areas of weakness identified.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Cassels Brock & Blackwell LLP, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations arising in respect of the receipt and exercise of Rights under the Offering. This summary is applicable only to holders of Rights who acquire such Rights pursuant to the Offering in their capacity as a shareholder and who, for purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times, hold their Common Shares, and will hold their Rights as capital property and deal at arm's length with, and are not affiliated with, the Corporation (a "Rights Holder"). Generally, the Common Shares and Rights will be considered capital property to a Rights Holder provided that the Rights Holder does not use or hold the Rights in or in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

         This summary does not apply to a Rights Holder that is a "financial institution" for purposes of the mark-to-market rules in the Tax Act, a "specified financial institution" as defined for purposes of the Tax Act, a Rights Holder who has made an election under the functional currency reporting rules in section 261 of the Tax Act, or a Rights Holder an interest in which is a tax shelter investment for the purposes of the Tax Act. Such Rights Holders should consult their own tax advisors.

         Although the Corporation was incorporated under the laws of Bermuda and has its registered office in Bermuda, the Corporation has taken the position that it is resident in Canada for purposes of the Tax Act. This summary assumes that the Corporation is and will remain resident in Canada for purposes of the Tax Act and any applicable tax treaty or convention. If the Corporation is not resident in Canada or ceases to be resident in Canada for purposes of the Tax Act then the tax considerations summarized below would be materially different.

         This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and the current administrative practices of the Canada Revenue Agency ("CRA") published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies and assessing practices of the CRA, nor does it take into account tax considerations of any province, territory or foreign jurisdiction, which considerations may differ significantly from those discussed herein.

         This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Rights Holder, and no representations with respect to the income tax consequences to any particular holder are made. Accordingly, Rights Holders are advised to consult their own tax advisors with respect to their particular circumstances.

         For purposes of the Tax Act, all amounts relative to the acquisition, holding or disposition of Rights and Common Shares (including adjusted cost base, proceeds of disposition and dividends) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must be converted to an amount expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

         The following portion of the summary is relevant to Rights Holders who, for purposes of the Tax Act, are resident or deemed to be residents of Canada at all relevant times.

Acquisition of Rights

         A Rights Holder who acquires Rights under the Offering will not be required to include in computing income any amount in respect of the receipt of such Rights. The cost of Rights so acquired will be nil.

Exercise of Rights

         No gain or loss will be realized by a Rights Holder upon the exercise of Rights. Common Shares acquired by a Rights Holder upon the exercise of Rights will have an aggregate cost to the Rights Holder equal to the aggregate of the Subscription Price paid for such Common Shares and the adjusted cost base to the Rights Holder of the Rights exercised (if any). For the purpose of determining the adjusted cost base of each Common Share held by the Rights Holder, the cost of Common Shares acquired by a Rights Holder upon the exercise of Rights must be averaged with the adjusted cost base to the Rights Holder of all other Common Shares held by the Rights Holder as capital property immediately prior to the acquisition.

Disposition of Rights or Common Shares

         A Rights Holder who disposes of or is deemed to dispose of Rights, including upon expiry or on a disposition by the Subscription Agent on behalf of an Ineligible Holder (but not upon the exercise thereof), or Common Shares, will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Rights Holder's adjusted cost base of the security so disposed of immediately before the disposition and any costs of disposition. Upon the expiry of a Right, the Rights Holder will realize a capital loss equal to the amount, if any, of the Rights Holder's adjusted cost base thereof.

Treatment of Capital Gains and Capital Losses

         Under the Tax Act, one-half of any capital gain (or capital loss) realized by a Rights Holder is a "taxable capital gain" (or an "allowable capital loss"). A taxable capital gain must be included in the Rights Holder's income. Subject to and in accordance with the provisions of the Tax Act, allowable capital losses must be deducted from taxable capital gains of the Rights Holder in the year in which such allowable capital losses are realized. Any remaining allowable capital losses ordinarily may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

         A Rights Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout the taxation year may be liable to pay an additional refundable tax of 6(2)/3% on any taxable capital gains. Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Non-Residents of Canada

         The following portion of the summary is relevant to Rights Holders who, at all relevant times for purposes of the Tax Act, are non-residents or are deemed to be non-residents of Canada and do not use or hold and are not deemed to use or hold their Rights or Common Shares in the course of carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-resident Rights Holder that is an insurer carrying on business in Canada and elsewhere.

Acquisition of Rights

         Non-Resident Holders will not be subject to Canadian federal income tax in respect of the acquisition of Rights under the offering.

Disposition of Rights or Common Shares

         A Non-Resident Holder who disposes of or is deemed to dispose of Rights, including upon expiry (but not upon the exercise thereof) or upon a disposition by the Subscription Agent on behalf of an Ineligible Holder, or Common Shares and who realizes a capital gain, generally will be subject to tax under the Tax Act only where the security being disposed of constitutes "taxable Canadian property" under the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the Non-Resident Holder's country of residence.

         Rights and Common Shares generally will not constitute taxable Canadian property to a Non-Resident Holder provided that the Non-Resident Holder, alone or together with persons with whom he does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series of a class of the Corporation at any time during the 60 month period immediately preceding the time of disposition.

         Non-Resident Holders for whom Rights or Common Shares may constitute taxable Canadian property and for whom relief is not available under an applicable tax treaty between Canada and the Non-Resident Holder's country of residence are referred to the discussion above under the headings "Residents of Canada -- Disposition of Rights or Common Shares" and "Treatment of Capital Gains and Capital Losses".

                           ELIGIBILITY FOR INVESTMENT

         In the opinion of Cassels Brock & Blackwell LLP, provided the Rights and Common Shares are listed on a designated stock exchange (which includes the TSX), the Rights and Common Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the Regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (a "TFSA"). Provided that the holder of a TFSA does not hold a "significant interest" (as defined in the Tax Act) in the Corporation or any person or partnership that does not deal at arm's length with the Corporation, and provided that such holder deals at arm's length with the Corporation, the Rights and Common Shares will not be a prohibited investment for a trust governed by such TFSA.

                           CONSOLIDATED CAPITALIZATION

         The following table sets forth the consolidated capitalization of the Corporation (i) as at March 31, 2009, the date of the Corporation's most recently filed financial statements, and (ii) as at March 31, 2009 after giving effect to the Offering. The table should be read in conjunction with the consolidated financial statements of the Corporation as at and for the three months ended March 31, 2009, including the notes thereto, and management's discussion and analysis related thereto.

                                                                                                As at March 31, 2009 After
                                                                                                   Giving Effect to the
                                                                    As at March 31, 2009              Offering(1)(2)
                                                                    --------------------              --------------
Common Shares................................................                    206,320,802                    1,883,204,432
     (Authorized -- 5,000,000,000)
Cash and Cash Equivalents....................................                US$34.8 million                 US$281.0 million
Total Debt...................................................               US$356.2 million                  US$92.7 million

------------------
Notes:

(1)    After deducting the estimated expenses of the Offering.

(2) Assumes exchange of all lenders' participations in the Facility, representing US$267.9 million (including accrued interest), occurs on March 31, 2009.


                               INTEREST OF EXPERTS

         Each of Roger Dixon, Victor Simposya, Ebrahim Takolia, Wally Waldeck, Henrietta Salter, Alan Naismith and Rob McNeill is a "qualified person" as defined in National Instrument 43-101 -- Standards of Disclosure for Mineral Projects, and each was responsible for preparing his or her respective part of the Combined Technical Report, other than Roger Dixon, who had overall responsibility for preparing the Combined Technical Report.

         To the best knowledge of the Corporation, none of the qualified persons referenced above has any interest in any securities of the Corporation or its associates or affiliates, nor do they expect to receive or acquire any such interests, and, as at the date hereof, the aforementioned persons beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Corporation.

         PricewaterhouseCoopers LLP, auditors of the Corporation, has advised the Corporation that it is independent within the meaning of the Rules of Professional Conduct in Ontario of the Institute of Chartered Accountants of Ontario.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

         The auditors for the Corporation are PricewaterhouseCoopers LLP, independent chartered accountants, located at 77 King Street West, Suite 3000, Royal Trust Tower, TD Centre Toronto, Ontario, M5K 1G8.

         Equity Transfer & Trust Company is the transfer agent and registrar for the Common Shares at its principal offices in Toronto, Ontario, located at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1.

                 PURCHASERS' RIGHTS OF WITHDRAWAL AND RESCISSION

         Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

                                AUDITORS' CONSENT

         We have read the short form prospectus (the "Prospectus") of Katanga Mining Limited (the "Corporation") dated May 22, 2009 relating to the issue and sale of Rights of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss and changes in shareholders' equity and of cash flows for the years ended December 31, 2008 and 2007. Our report is dated March 26, 2009.

Toronto, Canada                              (Signed) PRICEWATERHOUSECOOPERS LLP
May 22, 2009                  Chartered Accountants, Licensed Public Accountants

                         CERTIFICATE OF THE CORPORATION

Dated: May 22, 2009

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

                             KATANGA MINING LIMITED

   (Signed) STEVEN ISAACS                                 (Signed) NICK BRODIE
 Interim Chief Executive Officer                        Chief Financial Officer

                       On behalf of the Board of Directors
  (Signed) HUGH STOYELL                               (Signed) ROBERT S. WARDELL
        Director                                               Director